Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Mohawk Carpet, LLC
Mohawk Industries Retirement Plan 1:

We consent to the incorporation by reference in the registration statement (No. 33-87998) on Form S‑8 of Mohawk Industries, Inc. of our report dated June 26, 2015, with respect to the statement of net assets available for plan benefits of the Mohawk Industries Retirement Plan 1 as of December 31, 2014, and the related statement of changes in net assets available for plan benefits for the year then ended, which appears in the December 31, 2015 annual report on Form 11‑K of the Mohawk Industries Retirement Plan 1.

/s/ KPMG LLP
Atlanta, Georgia
June 17, 2016